SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Reis, Inc.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title Class of Securities)

75936P 105

(CUSIP Number)

Jonathan Garfield

c/o Reis, Inc.

530 Fifth Avenue

New York, NY 10036

(212) 921-1122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75936P 105	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jonathan Garfield
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 958,377 shares of Common Stock
	8	SHARED VOTING POWER 36,093 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 958,377 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 36,093 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 994,470 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON (see Instructions) IN

This statement constitutes Amendment No.6 (“Amendment No.6”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Jonathan Garfield (the “Reporting Person”) in connection with the ownership of Common Stock, par value $0.02 per share (the “Common Stock”), of Reis, Inc., a Maryland corporation (the “Company”), with its principal executive offices at 530 Fifth Avenue, New York, NY 10036, as such Schedule 13D has previously been amended and supplemented (the “Schedule 13D”).

In accordance with Act Rule 13d-2, this Amendment No.6 amends and supplements only information that has materially changed since the June 30, 2013 filing by the Reporting Person of Amendment No.5 to the Schedule 13D (“Amendment No.5”). To the best knowledge of the Reporting Person, there has been no material change in the information set forth in response to Items 1, 2 and 7 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No.6. Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 below are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On February 11, 2014, the Reporting Person received 19,305 shares of restricted stock units (“RSUs”).

On February 18, 2014, the Reporting Person received 6,143 shares of Common Stock upon vesting of RSUs. The Reporting Person received an aggregate of 10,779 shares of Common Stock but sold an aggregate of 4,636 shares for the sole purpose of paying federal and state tax withholding obligations of the Reporting Person incident to the vesting and delivery of the RSUs.

On February 21, 2014, the Reporting Person received 3,880 shares of Common Stock upon vesting of RSUs. The Reporting Person received an aggregate of 6,687 shares of Common Stock but sold an aggregate of 2,807 shares for the sole purpose of paying federal and state tax withholding obligations of the Reporting Person incident to the vesting and delivery of the RSUs.

On March 3, 2014, the Reporting Person received 8,339 shares of Common Stock upon vesting of RSUs. The Reporting Person received an aggregate of 14,620 shares of Common Stock but sold an aggregate of 6,281 shares for the sole purpose of paying federal and state tax withholding obligations of the Reporting Person incident to the vesting and delivery of the RSUs.

No consideration was paid by the Reporting Person for the shares received in respect of RSUs. On November 11, 2014, the Reporting Person entered into a Rule 10b5-1 trading plan with Computershare Trust Company for the sole purpose of selling shares of Common Stock during February and March of 2015 to the extent necessary to pay federal and state tax withholding obligations of the Reporting Person incident to the vesting of 23,902 RSUs scheduled to vest in February of 2015.

On December 3, 2014, the Reporting Person entered into a Rule 10b5-1 trading plan with Needham & Company, Inc. for the purpose of selling up to an aggregate of 139,720 shares of Common Stock from December 4, 2014 through May 22, 2015 for the purpose of obtaining a degree of financial diversification. Aside from occasional sales of shares for the purpose of satisfying tax withholding obligations incident to the vesting of RSUs, the Reporting Person has never sold equity in the Company. After giving effect to the sales under his Rule 10b5-1 trading plan, the Reporting Person will continue to hold a very substantial equity position in the Company, which will continue to constitute a significant portion of his personal net worth.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) Based on the 11,136,665 shares of Common Stock of the Company outstanding as of October 27, 2014 (as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on October 29, 2014), the

Reporting Person is the beneficial owner of 994,470 shares of Common Stock, including 100,000 shares of Common Stock issuable upon the exercise of vested stock options held by the Reporting Person (collectively, the “Reported Shares”), representing 8.9% of the issued and outstanding Common Stock of the Company. The Reported Shares include 36,093 shares of Common Stock held by the Family Trust by virtue of the fact that the trustee is the Reporting Person’s wife, Ms. Celia J. Hartmann.

(b) The Reporting Person has the sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the Reported Shares except the 36,093 shares of Common Stock held by the Family Trust. The Reporting Person may be deemed to share with his wife, trustee for the Family Trust, voting and dispositive power with respect to the 36,093 Reported Shares held by the Family Trust. Ms. Celia J. Hartmann’s business address is The Metropolitan Museum of Art, 1000 Fifth Avenue, New York, NY 10028, and her principal occupation is Senior Associate for Archival Processing. During the past five years, Ms. Hartmann has not been convicted in any criminal proceeding described in Item 2(d) of Schedule 13D nor has she been a party to any civil proceeding described in Item 2(e) of Schedule 13D. Ms. Hartmann is a citizen of the United States and a resident of New York.

(c) Except as described herein, the Reporting Person has not effected any transactions in the Reported Shares during the past sixty days.

(d) With respect to the 36,093 Reported Shares held by the Family Trust, the Family Trust has the right to receive dividends from, or the proceeds from the sale of, such Reported Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The matters set forth in Item 4 above are incorporated into this Item 6 by reference as if fully set forth herein.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Jonathan Garfield
Dated: December 9, 2014	Jonathan Garfield